FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

March 21, 2007

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission file number: 333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the resgistrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

PRESS RELEASE

MTS ANNOUNCES THE APPOINTMENT OF A NEW CHIEF TECHNOLOGY OFFICER

MOSCOW, RUSSIAN FEDERATION — MARCH 21, 2007 — MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES THE APPOINTMENT OF MR. MARCEL STOCKLI AS THE NEW CHIEF TECHNOLOGY OFFICER (CTO).

Mr. Stockli has more than 10 years of experience in telecommunications. During four years prior to joining MTS, he was Head of Network Planning and Performance Management at Swisscom Mobile AG in Bern, Switzerland, and contributed to the successful launch of EDGE, UMTS and HSDPA.

Mr. Stockli also worked six years at Ericsson Switzerland, where he held a number of key positions and was responsible for managing 3G dimensioning/design and technical sales support of UMTS projects in the country and several West European operators during license bid and initial design phase. Mr. Stockli also has a wealth of experience as a consultant in technical support of 3G implementation and preparation of specialists for network deployment, dimensioning and performance projects.

“Mr. Stockli is a highly qualified professional with significant work experience in the European telecommunications markets and will be of great use for our Company. Marcel’s key objectives will be integrated development of the technical base and IT infrastructure during the 3G network deployment and implementation of new advanced methods for network quality management and latest technological innovations,” commented Sergey Aslanyan, Vice President of MTS for Network and Information Technology.

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Biography

Mr. Marcel Stockli was born in 1969. Graduated from the Swiss Federal Institute of Technology in Zurich (ETH Zurich). Has more than 10 years experience in the field of telecommunications. Prior to joining MTS from 2002 was Head of Network Planning and Performance Management at Swisscom Mobile AG in Bern, Switzerland. From 1996 to 2002 held a number of key positions at Ericsson AG in Bern, Switzerland.

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For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 73.79 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Leonid Melamed
Name: Leonid Melamed
Title: CEO

Date: March 21, 2007